Marshall Funds, Inc.

111 East Kilbourn Avenue

Milwaukee, WI 53202

Ph. (direct): 312-461-5920

Fax (direct): 312-461-2817

December 22, 2011

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20543

Re:	Marshall Funds, Inc. (the “Registrant”)
File Nos. 33-48907 and 811-58433

Dear Ms. O’Neal-Johnson:

On behalf of the Registrant, this letter is in response to the comments you relayed during our telephone conference on December 14, 2011 regarding Post-Effective Amendment Number 74 to the Registrant’s Form N-1A Registration Statement filed on November 7, 2011 (the “Post-Effective Amendment”) for the purpose of disclosing a new sub-adviser, portfolio managers and related investment policy changes for the BMO Lloyd George Emerging Markets Equity Fund (the “Fund”).

The Registrant understands that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set forth below. Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Post-Effective Amendment.

1.	Comment: Delete the reference to footnote (2) on p. 2 in the fee table as there is no footnote 2.

Response:    The requested change has been made; see the attached updated page 2.

2.	Comment: If Acquired Fund Fees and Expenses are excluded from the Adviser’s expense limitation disclosed in the footnote to the fee table, add appropriate disclosure.

Ms. Deborah O’Neal-Johnson

Response:    The requested disclosure has been added; please see the attached updated page 2.

3.	Comment: Confirm, if applicable, that there is no “clawback” in the Adviser’s expense limitation.

Response:    As we discussed, there is no “clawback” provision in the Adviser’s agreement to limit expenses.

4.	Comment: Confirm supplementally, if applicable, that the Fund can invest in equity securities in all capitalizations.

Response:    The Fund may invest in equity securities in any capitalization.

5.	Comment: Clarify the disclosure on page B-20 that the Fund will not issue senior securities or borrow money with the disclosure on page B-3 that “The Fund may borrow money directly or through reverse repurchase agreements….”

Response: The fundamental limitation regarding senior securities or borrowing money on page B-20 provides that “The Fund will not issue senior securities or borrow money, except as the Investment Company Act of 1940, any rule, regulation or exemptive order thereunder, or any SEC staff interpretation thereof, may permit.” In addition, the disclosure on page B-3 further states that “the Fund is required to maintain continuous asset coverage within the limits of the Investment Company Act of 1940….” With the additional language included in the investment limitation, the Registrant believes that the disclosure referenced is not inconsistent.

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If you have any questions regarding these responses, please call me at 312.461.5920.

Very truly yours, /s/ Linda S. VanDenburgh Secretary

cc:	John Blaser (Marshall Funds, Inc.)
Maureen A. Miller (Vedder Price P.C.)